08027398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

SEC FILE NUMBER
8-67362

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: InterOcean Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 N. Michigan Ave. Suite 3125
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gery J. Sadzewicz 312-698-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Cooper & Co., LTD.
(Name – *if individual, state last, first, middle name*)

650 Dundee Road, Suite 250, Northbrook, IL 60062
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gery J. Sadzewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of InterOcean Securities LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LORRAINE FLYNN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/27/10

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MILLER
COOPER
& Co., Ltd

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
InterOcean Securities LLC

We have audited the accompanying statement of financial condition of InterOcean Securities LLC as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of InterOcean Securities LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

MILLER, COOPER & CO., LTD.

Miller, Cooper & Co., Ltd.
Certified Public Accountants

Northbrook, Illinois
February 22, 2008

650 DUNDEE ROAD, SUITE 250 • NORTHBROOK, IL 60062-2767
PHONE 847.205.5000 • FAX 847.205.1400 • e-mail mccltd@millercooper.com

FINANCIAL STATEMENTS

InterOcean Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and cash equivalents	$	118,929
Commissions receivable		45,425
Due from employees		92,372
Prepaid expenses and other assets		43,553
Prepaid compensation		287,500
Deposit with clearing organization		255,611
Property and equipment, net of accumulated depreciation of $4,366		51,868
Total assets	$	895,258

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	164,597
MEMBER'S CAPITAL		730,661
	$	895,258

The accompanying notes are an integral part of this statement.

InterOcean Securities LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations

InterOcean Securities LLC (the Company) is an Illinois Limited Liability Company that is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). The Company has been approved to engage in a number of different lines of business, including retail securities transactions in corporate equities, municipals, corporate debt instruments, and mutual funds; participation in best efforts underwriting; acting as a U.S. Government securities broker, put or call broker, option writer, and non-exchange member arranging for transactions in listed securities by exchange members; and engaging in the private placement of securities. The Company commenced its operations in investment banking advisory services in January 2007 and has initiated its first transaction as an introducing broker in June 2007. The Company is wholly-owned by InterOcean Financial Group, LLC (Member).

2. Revenue Recognition

The Company recognizes revenue as it is earned, based on its contractual agreements with its clients and the closings of transactions, where applicable. Interest income is recognized as it is earned.

3. Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

4. Commissions Receivable

Commissions receivable consists of amounts due from a clearing organization for commissions earned but not received as of December 31, 2007. These amounts are generally under 30-day terms. The Company's management reviews the status of the receivables for collectibility on an individual basis and directly charges off any balances determined to be uncollectible. As of December 31, 2007, the entire balance was considered to be collectible by management and, therefore, a valuation allowance was not recorded.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

5. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the property and equipment. The estimated useful lives used in determining annual depreciation are as follows:

Furniture and fixtures	7	years
Equipment	5	years
Computer software	3	years

6. Income Taxes

The Company was established as a Limited Liability Company. Accordingly, net income (loss) is specifically allocated and taxed to its individual member.

7. Use of Estimates

In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE B - MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by rule 15c 3-1, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $255,366, which was $155,366 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .64 to 1.

NOTE C - DUE FROM EMPLOYEES

The $92,372 due from employees represents uncollateralized advances to employees, bearing interest at 6%, and due in February and March 2008.

NOTE D - PREPAID COMPENSATION

In July and September 2007, the Company advanced cash to certain employees as prepaid compensation to be earned by these employees over a three-year period. These advances, which total $287,500 at December 31, 2007, are noninterest-bearing and uncollateralized.

NOTE E - DEPOSIT WITH CLEARING ORGANIZATION

The $255,611 deposit with a clearing organization bears interest at 3.3%, uncollateralized, and is due on demand.

NOTE F - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2007:

Furniture and fixtures	$	25,131
Equipment		1,281
Computer software		29,822
		56,234
Less accumulated depreciation		4,366
	$	51,868

NOTE G - LEASE OBLIGATIONS AND RELATED-PARTY TRANSACTION

The Company leases its office facility under an operating sublease agreement with the Member. The agreement requires monthly payments based on actual square feet occupied. Rent expense for this year ended December 31, 2007 was $158,558.

This operating lease expires in December 2008. Future minimum lease payments for this lease based on December 2007 occupancy rate is $245,736 in 2008.

NOTE H - LEASE OBLIGATIONS

The Company leases office furniture and equipment under several operating leases, requiring monthly aggregate payments of $2,570 and expiring on various dates through April 2012. Future minimum lease payments for these leases are as follows:

Year ended December 31:		
2008	$	31,656
2009		30,840
2010		30,840
2011		30,840
2012		3,080
	$	127,256

NOTE I - CONCENTRATION OF CREDIT RISK

1. Uninsured Cash

The Company maintains its cash balances in one institution located in Chicago, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time, the Company also holds commercial paper of one institution located in Chicago, Illinois. The commercial paper is uninsured; however there was no commercial paper at December 31, 2007. Aggregate uninsured cash and cash equivalent balances were $46,013 at December 31, 2007.

2. Concentrations of Credit Risk

For the year ended December 31, 2007, the Company derived 69% of its investment banking advisory fees from three customers. There are no amounts due from these customers at December 31, 2007.

NOTE 1 - CONCENTRATION OF CREDIT RISK (Continued)

2. Concentrations of Credit Risk (Continued)

For the year ended December 31, 2007, the Company derived all of its commissions revenue from one clearing organization. The amount due from this clearing organization was $45,425 at December 31, 2007.

The Company is engaged in various brokerage activities in which counterparties primarily include clearing organizations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTARY INFORMATION

InterOcean Securities LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Total assets	$	895,258
Less nonallowable assets		475,293
Adjusted assets		419,965
Total liabilities		164,597
Net capital		255,368
Minimum adjusted net capital required [greater of 6.67 % aggregate indebtedness ($10,973) or $100,000]		100,000
Excess net capital	$	155,368
Aggregate indebtedness		
Accounts payable and accrued expenses	$	164,597
Ratio		
Aggregate indebtedness to net capital		0.64 to 1

There is no difference between the Company's computation of net capital per the December 31, 2007 FOCUS Report (Form X-17A-5) and the computation above. Therefore, a reconciliation of net capital is not included.

InterOcean Securities LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii), in that the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

END